`                                                 Exhibit (a)(14)


                  Not for release, publication or distribution
                     in or into Canada, Australia or Japan


                    TELEWEST COMMUNICATIONS PLC ("TELEWEST")

                     TELEWEST'S RECOMMENDED OFFER ("OFFER")
                     FOR GENERAL CABLE PLC ("GENERAL CABLE")


Telewest announces that:

1. As at 3.00 p.m. today, valid acceptances of the Offer had been received in respect of 333,039,388 General Cable shares (including General Cable shares represented by General Cable ADSs), representing approximately
         91.04 per cent. of General Cable's issued share capital.

2. As envisaged in its announcement on 19 August 1998, Telewest has today reduced the percentage threshold in condition 1 of the Offer (set out in Part A of Appendix I of the Offer Document sent to holders of General Cable securities on 29 June 1998) from 90 per cent. to 75 per cent.

3. Telewest intends to declare the Offer unconditional at 7.30 a.m. on Tuesday 1 September 1998, subject to the 721,524,241 new Telewest shares to be issued in connection with the Offer and Pre-emptive Issue being admitted to the Official List of the London Stock Exchange Limited ("Admission"). Admission is expected to become effective and dealings in the new Telewest shares are expected to commence at 9.00 a.m. on Tuesday 1 September 1998 at which point the Offer will become unconditional in all respects.

4. The Initial Offer Period (during which shareholders will have the right to withdraw their acceptances of the Offer in accordance with paragraph 3 of Part B of Appendix 1 of the Offer Document) is extended and will expire at 9.00 a.m. on Tuesday 1 September 1998, unless further extended.

5. The Mix and Match Election is expected to close at 11.59 p.m. (New York time) on Sunday 6 September 1998 (five calendar days following the date the Offer becomes unconditional in all respects). Holders of General Cable securities accepting the Offer after the Mix and Match Election closes will receive the basic terms of the Offer.

6. On 23 February 1998, the date when General Cable announced that it had received indications that certain of the discussions which it was having with third parties might lead to an offer, Telewest held no General Cable shares or rights over General Cable shares.

7. On 29 March 1998, the date when Telewest and General Cable announced that merger discussions were at an advanced stage which might result in a recommended offer being made by Telewest for General Cable and the likely terms thereof, General Utilities Holdings Limited ("GUHL"), a subsidiary of Compagnie Generale des Eaux S.A. (now Vivendi S.A.), irrevocably undertook to accept such an offer, if made, in respect of its holding of 146,785,916 General Cable shares (representing 40.2 per cent. of General Cable's then issued share capital), if Telewest announced a firm intention to make such an offer on or before 15 April 1998. On 15 April 1998, Telewest announced the terms of the Offer (subject to certain pre-conditions which have been waived or satisfied) and GUHL confirmed its previous undertaking to accept the Offer. Acceptances in respect of these shares have now been received and are included in the acceptance figures given above.

8. Unless otherwise stated, all references to time in this announcement are to London time.

28 August 1998
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PRESS ENQUIRIES

TELEWEST                                            01483 750900
Charles Burdick

J. HENRY SCHRODER & CO. LIMITED ("SCHRODERS")       0171 658 6000
James Steel



Schroders, which is regulated in the UK by The Securities and Futures Authority Limited, is acting for Telewest and no one else in connection with the Offer and the Pre-emptive Issue and will not be responsible to anyone other than Telewest for providing the protections afforded to customers of Schroders or for giving advice in relation to the Offer and the Pre-emptive Issue.